UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                               (AMENDMENT NO.  6)*

                             AIR METHODS CORPORATION
          ____________________________________________________________
                                (Name of issuer)

                          COMMON STOCK, PAR VALUE $0.06
          ____________________________________________________________
                         (Title of class of securities)

                                    009128307
                     _______________________________________
                                 (CUSIP number)

                                    COPY TO:
                              Matthew J. Day, Esq.
                        118 E. 25th Street, Eighth Floor
                            New York, New York 10010
                                 (212) 673-0484
_______________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                January 12, 2004
          _____________________________________________________________
            (Dates of Events which Require Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.[ ]

                    Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 10 Pages)
________________________

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 2 of 11
-----------------------------                       ----------------------------


================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
               ACQUISITOR Holdings (Bermuda) Ltd.
               No IRS Identification Number
--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               BERMUDA
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     150,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    0
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               150,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               150,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               1.4%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 3 of 11
-----------------------------                       ----------------------------


================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Duncan Soukup

--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     20,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    0
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               20,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               20,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 4 of 11
-----------------------------                       ----------------------------


================================================================================

     1         NAME  OF  REPORTING  PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Timothy Lovell
--------------------------------------------------------------------------------
     2         CHECK  THE  APPROPRIATE  BOX IF A MEMBER OF A GROUP*     (a) |_|
                                                                        (b) |X|
--------------------------------------------------------------------------------
     3         SEC  USE  ONLY
--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
               WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO  ITEM 2(d) OR 2(e)                                |_|
--------------------------------------------------------------------------------
     6         CITIZENSHIP  OR  PLACE  OR  ORGANIZATION
               UNITED KINGDOM
--------------------------------------------------------------------------------
  NUMBER  OF          7        SOLE  VOTING  POWER
    SHARES                     8,000
BENEFICIALLY   -----------------------------------------------------------------
OWNED BY EACH         8        SHARED  VOTING  POWER
  REPORTING                    0
 PERSON  WITH  -----------------------------------------------------------------
                      9        SOLE  DISPOSITIVE  POWER
                               8,000
               -----------------------------------------------------------------
                     10        SHARED  DISPOSITIVE  POWER
                               0
--------------------------------------------------------------------------------
    11         AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH REPORTING PERSON
               8,000
--------------------------------------------------------------------------------
    12         CHECK  BOX  IF  THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES     |_|
               CERTAIN SHARES*
--------------------------------------------------------------------------------
    13         PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
               LESS THAN 1%
--------------------------------------------------------------------------------
    14         TYPE  OF  REPORTING  PERSON *
               IN
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 5 of 11
-----------------------------                       ----------------------------

                               AMENDMENT NO. 6 TO
                            STATEMENT ON SCHEDULE 13D
                            -------------------------

     This Amendment No. 6 to Statement on Schedule 13D (the "Amendment") is filed on behalf of the Filing Parties (defined below). This Amendment amends the Statement on Schedule 13D, as amended, filed by the Filing Parties with the Securities and Exchange Commission (the "SEC").

     This filing is being made to report the acquisition of 150,000 shares of Common Stock of the Issuer on January 12, 2004. This filing is also being made to correct statements in earlier amendments to the Schedule 13D that Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") was deemed to be the "beneficial owner" (pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules thereunder (the "Exchange Act")) of multiple call options. In June 2002, the Securities Exchange Commission promulgated [Release Nos. 33-8107; 34-46101; File No. 57-23-02] which provides guidance for the trading in security futures (i.e., call options) and based upon such guidance the call options held by Acquisitor are not securities which are beneficially owned by Acquisitor under Section 13(d). Accordingly, Amendment Nos. 1, 2, 3, 4 and 5 of Schedule 13D incorrectly reported such call options held by Acquisitor as beneficially owned under Section 13(d). A similar analysis pertains to all put options held by Acquisitor. In addition, put options are not deemed to be beneficially owned under Section 13(d) and the rules thereunder because they do not constitute a right to acquire securities.

ITEM 1. SECURITY AND ISSUER.

     The class of equity securities to which this Amendment relates is the common stock, par value $0.06 per share (the "Common Stock"), of Air Methods Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7301 South Peoria, Englewood, Colorado 80112.

ITEM 2. IDENTITY AND BACKGROUND.

     2  (a-c, f).

I.   FILING PARTIES:
     --------------

     This Amendment is filed on behalf of the following three persons, who are collectively referred to as the "Filing Parties":

1. Acquisitor Holdings (Bermuda) Ltd., a company incorporated in Bermuda, with a business address of Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. Acquisitor was formed in 2002 and endeavors to achieve a high rate of capital growth for its shareholders by acquiring significant holdings in companies which the members of its Board of Directors consider to be fundamentally sound but which are valued at a discount to the Directors' estimate of their private market value. Acquisitor is managed by its Board of Directors.

2. Duncan Soukup is a British citizen whose business address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. His principal employment includes service as Deputy Chairman of Acquisitor.

3. Timothy Lovell is a British citizen whose business address is Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda. His principal employment includes service as a Director of Acquisitor.

II.   EXECUTIVE  OFFICERS  AND  DIRECTORS:
      -----------------------------------

     In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers and directors of the Filing Parties (other than natural persons) is included in Schedule A hereto and is incorporated by reference herein.

     (d)  Criminal  Proceedings
          ---------------------

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 6 of 11
-----------------------------                       ----------------------------

     During the last five years, the Filing Parties and the members of Acquisitor's Board of Directors have not been convicted of a criminal proceeding (excluding traffic violations and similar misdemeanors).

     (e)  Civil  Securities  Law  Proceedings
          -----------------------------------

     During the last five years, neither the Filing Parties nor any member of Acquisitor's Board of Directors has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The aggregate purchase price of the 150,000 shares of Common Stock held by Acquisitor is $1,290,000 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Acquisitor were paid for using its working capital funds. As described above, Acquisitor does not hold any security future in which there are 60 or fewer trading days before the last trading day of the security future.

     The aggregate purchase price of the 20,000 shares of Common Stock beneficially held by Duncan Soukup is $121,482 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Duncan Soukup were paid for using his working capital funds.

     The aggregate purchase price of the 8,000 shares of Common Stock beneficially held by Timothy Lovell is $48,834 (including brokerage fees and expenses). All of the shares of Common Stock beneficially held by Timothy Lovell were paid for using his working capital funds.

ITEM 4. PURPOSE OF TRANSACTION.

     The  Filing  Parties continue to believe that the shares of Common Stock of
the  Issuer  are   undervalued   and  represent  an  attractive   investment
opportunity. They presently have no plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein. The Filing Parties intend to have open communications with the Issuer's management in order to monitor their efforts to increase stockholder value. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of securities of the Issuer, conditions in the securities markets and general economic and industry conditions, the Filing Parties may in the future take such actions with respect to their investments in the Issuer as they deem appropriate, including without limitation purchasing additional securities in the open market or otherwise, seeking to elect a slate of
directors  to  the  Issuer's   board  of  directors  or  presenting   proposals
for stockholders' consideration at an annual or special meeting of the Issuer's stockholders. The Filing Parties may also sell some or all of their securities or enter into options transactions, in the open market or through privately negotiated transactions, to reduce their exposure to market risk, to increase their exposure to shares of Common Stock, or for any other reason, or change their intention with respect to any and all matters referred to in this Item 4.

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 7 of 11
-----------------------------                       ----------------------------

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned (i) by each of the Filing Parties, and (ii) to the knowledge of the Filing Parties, by each other person who may be deemed to be a member of the group, is as follows:


                                         Number of         Number of
                                        Shares: Sole     Shares: Shared
                    Aggregate Number  Power to Vote or  Power to Vote or  Approximate
Filing Party           of Shares          Dispose           Dispose       Percentage*
--------------------------------------------------------------------------------------
Acquisitor (1)**             150,000           150,000                 0         1.4 %
Duncan Soukup (1)             20,000            20,000                 0           ***
Timothy Lovell (1)             8,000             8,000                 0           ***

--------------------------------------------------------------------------------------

     *  Based  on  10,802,594  shares  of  Common  Stock,  par  value $0.06 per share, outstanding, which is based on 9,602,594 shares outstanding as of October 24, 2003, as disclosed  in  the  Issuer's  Quarterly  Report  on  Form  10-Q, for the quarter ended
September  30,  2003,  and  an  additional 1,200,000 shares issued as disclosed in the
Issuer's  Current  Report  on  Form  8-K  dated  December  2,  2003.

     **  As  described  above,  Acquisitor does not hold any security future in which there are 60 or fewer trading days before the last trading day of the security future.

     ***  Less  than  one  percent.

     (1)  Each  of the Filing Parties disclaims beneficial ownership of the securities held  by  the  other  Filing  Parties.

     (c)  Since the most recent filing on Schedule 13D on December 4, 2003, the Filing
Parties effected no transactions in shares of Common Stock  other than as set forth in the  following  table.

     Filing Party        Date        Buy or Sell     Number of Securities     Price

--------------------------------------------------------------------------------------
      Acquisitor       1/12/2004         Buy               150,000           $ 8.55
--------------------------------------------------------------------------------------


     (d) No person other than the Filing Parties is known to have the right to receive, or  the power to direct the receipt of, dividends from, or the proceeds from the sale of,  such  shares  of  Common  Stock.

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 8 of 11
-----------------------------                       ----------------------------

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Since the most recent filing on Schedule 13D on December 4, 2003, the Filing Parties effected the transaction in call options covering shares of Common Stock of the Issuer set forth in the following table. The sale of call options set forth in the following table was effected prior to the purchase of Common Stock described in Item 5 above.


                                                                              Number of
                                                                                Shares
                                                                              Underlying
Filing Party    Date     Buy or Sell  Type of Security  Number of Securities  Securities  Price
------------------------------------------------------------------------------------------------
Acquisitor    1/12/2004  Sell         Call Option                      1,500     150,000  $ 0.40
------------------------------------------------------------------------------------------------

     The above transaction was effected on the open market.

     Acquisitor currently owns call options covering 850,000 shares of Common Stock and short put options covering 500,000 shares of Common Stock.

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                          Page 9 of 11
-----------------------------                       ----------------------------


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 20, 2004

ACQUISITOR HOLDINGS (BERMUDA) LTD.               /s/ Duncan Soukup
                                                 --------------------
                                                 Duncan Soukup

By: /s/ Duncan Soukup
------------------------
Name: Duncan Soukup
Title: Deputy Chairman



/s/ Timothy Lovell
------------------------
Timothy Lovell

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                         Page 10 of 11
-----------------------------                       ----------------------------

                                   SCHEDULE A

  Information Concerning Directors and Executive Officers of the Filing Parties

The following table sets forth certain information concerning each of the directors and executive officers of Acquisitor Holdings (Bermuda) Ltd. ("Acquisitor") as of the date hereof. The business address of each person is Clarendon House, 2 Church Street, Hamilton, HM 11, Bermuda.

Name:                         Duncan Soukup
                              (Deputy Chairman)
Citizenship:                  British
Principal Occupation:         Deputy Chairman, Acquisitor

Name:                         Luke Oliver Johnson
                              (Non-Executive Director)
Citizenship:                  British
Principal Occupation:         Non-Executive Director, Acquisitor
                              Chairman, Signature Restaurants plc

Name:                         John Stanislas Albert Radziwill
                              (Chairman)
Citizenship:                  British
Principal Occupation:         Chairman, Acquisitor
                              Director, Goldcrown Group Limited
                              Director, International Assets Holding Corporation

Name:                         James Ozanne
                              (Non-Executive Director)
Citizenship:                  USA
Principal Occupation:         Non-Executive Director, Acquisitor
                              Principal, Greenrange Partners
                              Director, Financial Security Assurance

Name:                         Christopher Harwood Bernard Mills
                              (Non-Executive Director)
Citizenship:                  British
Principal Occupation:         Non-Executive Director, Acquisitor
                              Executive Director, NASCIT
                              Executive Director, American Opportunity Trust
                              Director, J O Hambro Capital Management

Name:                         Peter Melhado
                              (Non-Executive Director)
Citizenship:                  USA
Principal Occupation:         Non-Executive Director, Acquisitor
                              General Partner, Polaris Partners, L.P.

-----------------------------                       ----------------------------
CUSIP No. 009128307                    13D                         Page 11 of 11
-----------------------------                       ----------------------------


Name:                         Timothy James Carey Lovell
                              (Non-Executive Director and Assistant Secretary)
Citizenship:                  British
Principal Occupation:         Non-Executive Director, Acquisitor